

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2024

Mohammed Saif Zaveri
Chief Executive Officer and Chief Financial Officer
Blackwell 3D Construction Corp.
701 South Carson Street, Suite 200
Carson City, NV 89701

> **Re: Blackwell 3D Construction Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 20, 2024**
> **File No. 024-12412**

Dear Mohammed Saif Zaveri:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Leinwand